UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Karuna Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48576A100

(CUSIP Number)

Daphne Zohar

Chief Executive Officer

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 48576A100

1	NAME OF REPORTING PERSONS PureTech Health LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,656,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,656,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,656,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

This percentage is calculated based upon 29,623,555 shares of common stock outstanding of Karuna Therapeutics, Inc. (the “Issuer”) as of October 31, 2021, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

SCHEDULE 13D

CUSIP No. 76133L103

1	NAME OF REPORTING PERSONS PureTech Health plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,656,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,656,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,656,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

This percentage is calculated based upon 29,623,555 shares of common stock outstanding of the Issuer as of October 31, 2021, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D supplements and amends the Statement on Schedule 13D originally filed by PureTech Health LLC (“PureTech Health”) and PureTech Health plc (“PureTech Health plc”, and together with PureTech Health, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on July 11, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on January 23, 2020 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on May 26, 2020 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on August 26, 2020 (“Amendment No. 3”), and Amendment No. 4 to Schedule 13D on February 10 (“Amendment No. 4” and, together with the Original Schedule 13D, the “Schedule 13D”). The Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Karuna Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 33 Arch Street, Suite 3110, Boston, MA 02110.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by PureTech Health LLC (“PureTech Health”), a limited liability company organized under the laws of Delaware, and PureTech Health plc (“PureTech Health plc”), a public limited company organized under the laws of the United Kingdom (collectively, the “Reporting Persons”).

(b) The principal business address of PureTech Health and PureTech Health plc is 6 Tide Street, Suite 400, Boston, MA 02210.

(c) PureTech Health is a Limited Liability Company organized under the laws of the State of Delaware and PureTech Health plc is a public limited company organized under the laws of the United Kingdom. Each Reporting Persons is a biotechnology company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases.

(d)-(e) During the last five years, neither the Reporting Persons nor any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of the Reporting Persons is set forth on Schedule I hereto and is herein incorporated by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,656,564 shares of Common Stock, representing 5.6% of the 29,623,555 shares of the Issuer’s Common Stock outstanding as of October 31, 2021.

PureTech Health plc may be deemed to beneficially own all of the shares of Common Stock held directly by PureTech Health.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i) sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii) shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii) sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iv) shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) On November 9, 2021, PureTech Health sold 750,000 shares of Common Stock in a negotiated block trade transaction at a price of $133.50 per share. Except for the foregoing, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I of the Schedule 13D, has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2021

PURETECH HEALTH LLC

By:	/s/ Daphne Zohar
Name:	Daphne Zohar
Title:	Chief Executive Officer

PURETECH HEALTH PLC

By:	/s/ Daphne Zohar
Name:	Daphne Zohar
Title:	Chief Executive Officer

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

PURETECH HEALTH PLC

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of PureTech Health plc are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with PureTech Health plc and (ii) the business address of each director and executive officer listed below is 6 Tide Street, Suite 400, Boston, MA 02210. The business and operations of PureTech Health LLC are managed by the executive officers and directors of PureTech Health plc.

Name	Position with Reporting Person	Principal Occupation	Citizenship
Daphne Zohar	Chief Executive Officer and Director	Chief Executive Officer	United States of America

Raju Kucherlapati	Director	Professor, Harvard Medical School	United States of America

John LaMattina	Director	Pharmaceutical Executive	United States of America

Robert Langer	Director	Professor, Massachusetts Institute of Technology	United States of America

Kiran Mazumdar-Shaw	Director	Founder and Chairperson, Biocon limited	India

Marjorie Scardino	Director	Executive	United Kingdom

Christopher Viehbacher	Chairman and Director	Managing Partner, Gurnet Point Capital	United States of America

Joseph Bolen	Chief Scientific Officer	Chief Scientific Officer	United States of America

Bharatt Chowrira	President, Chief of Business and Strategy and Director	President and Chief of Business and Strategy	United States of America

Eric Elenko	Chief Innovation Officer	Chief Innovation Officer	United States of America

George Farmer	Chief Financial Officer	Chief Financial Officer	United States of America

Julie Krop	Chief Medical Officer	Chief Medical Officer	United States of America